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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69271

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ABD Retirement Services, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, Suite 300
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Call 415-483-7763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



ABD RETIREMENT SERVICES, INC.

Financial Statements
December 31, 2015

Together with Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, Christopher Call, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABD Retirement Services, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Notary Public

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 23RD day of FEBRUARY, 2016, by CHRISTOPHER JAMES CALL proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ABD RETIREMENT SERVICES, INC.

TABLE OF CONTENTS

December 31, 2015

Report of Independent Registered Public Accounting Firm	**1**
FINANCIAL STATEMENTS	
Statement of Financial Condition	**2**
Statement of Income, Expense and Retained Earnings	**3**
Statement of Cash Flows	**4**
Notes to Financial Statements	**5**
SUPPLEMENTAL SCHEDULES	
Schedule I	**9**
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	
Schedule II	**10**
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Review report of Independent Registered Public Accounting Firm	**11**
Management Assertion Letter Regarding Compliance with (k)(2)(i) Exemption	**12**
Independent Accountant's Agreed-Upon Procedures Report of Schedule of Assessments and Payments (Form SPIC-7)	**13**

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Shareholder
ABD Retirement Services, Inc.

We have audited the accompanying statement of financial condition of ABD Retirement Services, Inc. (the "Company") as of December 31, 2015, and the related statements of income, expense, and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABD Retirement Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 11, 2016

ABD RETIREMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	359,648
Accounts receivable		648,351
Prepaid expenses		24
Total assets	$	1,008,023

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	32,501
Due to shareholder		50,678
Total liabilities		83,179
Shareholder's equity:		
Common shares (no par value, 1,000 shares authorized, issued, and outstanding)		25,000
Retained earnings		899,844
Total shareholder's equity		924,844
	$	1,008,023

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Statement of Income, Expense and Retained Earnings

For the Year Ended December 31, 2015

Revenue:	
Commissions and fees	$ 3,507,282
Total Revenue	3,507,282
Operating expenses:	
Professional fees	91,330
Regulatory fees	28,686
Other operating expenses	3,077
Total operating expenses	123,093
Income before provision for income taxes	3,384,189
Provision for income taxes:	
State income taxes	50,750
Net income	3,333,439
Retained earnings, beginning of year	2,941,405
Distributions	(5,375,000)
Retained earnings, end of year	$ 899,844

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 3,333,439
Changes in operating assets and liabilities:	
Accounts receivable	(248,351)
Prepaid expenses	4,852
Accounts payable and accrued liabilities	18,901
Due to shareholder	(43,027)
Net cash provided by operating activities	3,065,814
Cash flows from financing activities:	
Distributions	(5,375,000)
Net decrease in cash and cash equivalents	(2,309,186)
Cash and cash equivalents, beginning of year	2,668,834
Cash and cash equivalents, end of year	$ 359,648

See accompanying notes

ABD RETIREMENT SERVICES, INC.
Notes to Financial Statements
December 31, 2015

Note 1 - Organization and operations:

ABD Retirement Services, Inc. (the "Company") was incorporated in 2012 under the laws of the state of California. The Company is wholly owned by ABD Insurance and Financial Services, Inc. (the "Shareholder"). The Company maintains its headquarters in the San Francisco Bay Area and operates throughout the United States of America. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in April 2014. The Company provides advisory services to companies and their retirement plans and investments on a fee basis and receives referral commissions from investment brokerage firms.

Note 2 - Summary of significant accounting policies:

Cash and cash equivalents - The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable - Accounts receivable represents estimated amounts due from investment brokerage companies and fee based clients for commissions and fees earned based on contractual terms but not yet collected. Management reviews accounts receivable for potential collection risks and sets up an allowance for doubtful accounts if collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Commissions and fees - The Company generates revenue by receiving commissions from various investment brokerages. The Company recognizes revenue in accordance with the terms and conditions specified in its commission agreements with the brokerages. The Company generates fees by providing retirement plan and retirement investment advisory services to companies. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenues are recognized when earned either by fee contract or over the service period and on a trade date basis.

Use of estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

ABD RETIREMENT SERVICES, INC.

Notes to Financial Statements
December 31, 2015

Note 2 - Summary of significant accounting policies (continued):

Fair value of financial instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income taxes - The Company is an S Corporation for income tax purposes and income taxes are paid at the shareholder level. Accordingly, the Company makes no provision for federal income taxes. California S Corporation income taxes resulting from the Company's taxable income are calculated based on 1.5% of the Company's taxable income. California income taxes are reported on the Shareholder's consolidated tax return and estimated for the Company's allocation of the California income tax expense. Deferred income taxes are considered for the tax consequences in future years resulting from differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on currently enacted tax laws and statutory tax rates. Deferred taxes are immaterial.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes.

The Company files federal and California income tax returns which remain subject to examination from the filing date to the specific governmental agency statute of limitations. All tax returns filed since the Company's formation are subject to examination. The Company did not have any non-recognized tax positions as of December 31, 2015, and has not accrued interest or penalties related to uncertain tax positions.

All open tax returns are subject to examination by major tax jurisdictions.

Subsequent events - The Company has evaluated subsequent events through the date that the financial statements were issued which is the date of the Independent Registered Public Accounting Firm's report.

Note 3 - Net capital requirements:

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $276,469 which exceeded the requirement by $270,924.

Note 4 - Risk concentrations:

For the year ending December 31, 2015, approximately 25% of commissions and fees were earned from one investment brokerage. At December 31, 2015, approximately 33% of accounts receivable was due from this investment brokerage.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 5 - Related party transactions:

The Company has an expense sharing agreement with the Shareholder. The Shareholder provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Shareholder. The Company's results of operations and financial position would differ significantly if the entities were autonomous.

At December 31, 2015, $50,678 was due to the Shareholder for regulatory operating expenses and the Company's allocation of California income taxes that were paid or incurred by the Shareholder to be reimbursed by the Company.

SUPPLEMENTAL SCHEDULES

ABD RETIREMENT SERVICES, INC.

Supplemental Information
December 31, 2015
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2015

Total shareholder's equity	$	924,844
Less: Non-allowable assets		
Accounts receivable		648,351
Prepaid expenses		24
Total non-allowable assets		648,375
Net capital		276,469
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $83,179 or $5,000, whichever is greater		5,545
Excess net capital	$	270,924

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2015)

There were no material differences noted in the Company's net capital computation at December 31, 2015.

See accompanying notes

ABD RETIREMENT SERVICES, INC.

Supplemental Information
December 31, 2015
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15-c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See accompanying notes

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Shareholder
ABD Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) ABD Retirement Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter & Associates LLP

Walnut Creek, California
March 11, 2016


Retirement
Services, Inc.

January 14, 2016

SEA 15c3-3 Exemption Report

I, Chris Call, President of ABD Retirement Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2015 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

DocuSigned by:
Chris Call 1/14/2016
5F60C7E20F574F3...
Chris Call
President, ABD Retirement Services

E 401kHelp@theABDteam.com | 450 Sansome Street, Suite 300, San Francisco, CA 94111

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholder
ABD Retirement Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ABD Retirement Services, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter & Associates LLP

Walnut Creek, California
March 11, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69271 FINRA DEC

ABD Retirement Services, LLC

450 Sansone Street

San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A.	General Assessment (item 2e from page 2)		$ 8,768
B.	Less payment made with SIPC-6 filed (exclude interest) 07/2015 (Date Paid)		(4,034)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		4,734
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 4,734
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,734	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ABD Retirement Services, LLC
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

Dated the 22th day of February, 2016.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,507,282
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,507,282
2e. General Assessment @ .0025	$ 8,768

(to page 1, line 2.A.)